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                                SCHEDULE 13E-3/A
                               (AMENDMENT NO. 2)
       TRANSACTION STATEMENT PURSUANT TO SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                           --------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                            WATKINS-JOHNSON COMPANY
                                (NAME OF ISSUER)

                            WATKINS-JOHNSON COMPANY
                                DEAN A. WATKINS
                     WATKINS TRUST DATED SEPTEMBER 19, 1988
                       (NAME OF PERSONS FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                          COMMON STOCK PURCHASE RIGHTS
                        (TITLE OF CLASSES OF SECURITIES)

                                   0009424861

                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                            WATKINS-JOHNSON COMPANY
                              3333 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                              TEL: (650) 493-4141
                             ATTN. W. KEITH KENNEDY
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:

               HENRY LESSER, ESQ.                               MARSHALL SMALL, ESQ.
        HELLER EHRMAN WHITE & MCAULIFFE                       MORRISON & FOERSTER LLP
             525 UNIVERSITY AVENUE                               425 MARKET STREET
          PALO ALTO, CALIFORNIA 94301                     SAN FRANCISCO, CALIFORNIA 94105

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    This statement is filed in connection with (check the appropriate box):

    /X/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    / / b. The filing of registration statement under the Securities Act of 1933.

    / / c. A tender offer.

    / / d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

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                                  INTRODUCTION

    This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment No. 2") is being filed by the Watkins-Johnson Company ("WJ"), Dean A. Watkins ("Dr. Watkins"), an individual who is the Chairman and co-founder of WJ, and the Watkins Trust Dated September 19, 1988. This Transaction Statement amends the Rule 13e-3 Transaction Statement on
Schedule 13E-3 dated December 21, 1999, as amended by Amendment No. 1 thereto dated December 30, 1999 (the "Prior Filing"), filed by WJ, Dr. Watkins and the Watkins Trust. All capitalized terms used and not defined in this Amendment
No. 2 have the meanings given to them in the Prior Filing or in the Proxy Statement (as defined therein), as the case may be. The filing of this Amendment No. 2 shall not be construed as an admission by Dr. Watkins or the Watkins Trust or any of their affiliates that WJ is "controlled" by Dr. Watkins or the Watkins Trust.

ITEM 16.  ADDITIONAL INFORMATION.

    The two separate press releases issued by WJ on January 14, 2000 (Exhibits
(c)(3) and (c)(4); see Item 17) are incorporated by reference herein.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
*(b)(1)  Opinion of CIBC World Markets Corp., dated October 25, 1999
         (included as Appendix C to Exhibit (d)(1)).

*(b)(2)  Presentation materials prepared by CIBC World Markets Corp.
         and presented to the Board of Directors of WJ on October 25, 1999. (Previously filed as Exhibit (b)(2) to the Prior
         Filing and incorporated by reference herein.)

*(c)(1) Agreement and Plan of Merger, dated as of October 25, 1999, between FP-WJ and WJ (included as Appendix A to
         Exhibit (d)(1)).

*(c)(2) Recapitalization Agreement, dated as of October 25, 1999, between WJ and the Watkins Trust (included as Appendix B to
         Exhibit (d)(1)).

 (c)(3) Press release issued by WJ on January 14, 2000 relating to the closing of the Telecommunications Group Sale.

 (c)(4) Press release issued by WJ on January 14, 2000 relating to the tentative settlement of certain litigation challenging the WJ Merger.

*(d)(1)  Definitive Proxy Statement dated December 31, 1999, filed by
         WJ with the Securities and Exchange Commission on December 30, 1999.

*(d)(2)  Letter to Shareowners (included and filed with Exhibit
         (d)(1)).

*(d)(3)  Proxy card(included and filed with Exhibit (d)(1)).

*(d)(4)  Trustee Direction card (included and filed with Exhibit
         (d)(1)).

*(d)(5)  Letter to WJ Employees Investment Plan Participants
         (included and filed with Exhibit (d)(1)).

*(e) See disclosure under captions "SUMMARY--Dissenters' Rights" and "DISSENTERS' RIGHTS" in Exhibit (d)(1) and Appendix E to
         Exhibit(d)(1).

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*   Filed as an exhibit to the Prior Filing

                                       1
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 14, 2000

                                                       WATKINS-JOHNSON COMPANY

                                                       By:  /s/ W. KEITH KENNEDY
                                                            -----------------------------------------
                                                            Name: W. Keith Kennedy
                                                            Title: Chief Executive Officer

                                                       WATKINS TRUST DATED SEPTEMBER 19, 1988

                                                       By:  /s/ DEAN A. WATKINS
                                                            -----------------------------------------
                                                            Name: Dean A. Watkins
                                                            Title: Trustee

                                                       DEAN A. WATKINS

                                                       By:  /s/ DEAN A. WATKINS
                                                            -----------------------------------------
                                                            Name: Dean A. Watkins

                                       2
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
*(b)(1)  Opinion of CIBC World Markets Corp., dated October 25, 1999
         (included as Appendix C to Exhibit (d)(1)).

*(b)(2)  Presentation materials prepared by CIBC World Markets Corp.
         and presented to the Board of Directors of WJ on October 25, 1999. (Previously filed as Exhibit (b)(2) to the Prior
         Filing and incorporated by reference herein.)

*(c)(1) Agreement and Plan of Merger, dated as of October 25, 1999, between FP-WJ and WJ (included as Appendix A to
         Exhibit (d)(1)).

*(c)(2) Recapitalization Agreement, dated as of October 25, 1999, between WJ and the Watkins Trust (included as Appendix B to
         Exhibit (d)(1)).

 (c)(3) Press release issued by WJ on January 14, 2000 relating to the closing of the Telecommunications Group Sale.

 (c)(4) Press release issued by WJ on January 14, 2000 relating to the tentative settlement of certain litigation challenging the WJ Merger.

*(d)(1)  Definitive Proxy Statement dated December 31, 1999, filed by
         WJ with the Securities and Exchange Commission on December 30, 1999.

*(d)(2)  Letter to Shareowners (included and filed with Exhibit
         (d)(1)).

*(d)(3)  Proxy card(included and filed with Exhibit (d)(1)).

*(d)(4)  Trustee Direction card (included and filed with Exhibit
         (d)(1)).

*(d)(5)  Letter to WJ Employees Investment Plan Participants
         (included and filed with Exhibit (d)(1)).

*(e) See disclosure under captions "SUMMARY--Dissenters' Rights" and "DISSENTERS' RIGHTS" in Exhibit (d)(1) and Appendix E to
         Exhibit(d)(1).

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*   Filed as an exhibit to the Prior Filing